ISSUER FREE WRITING PROSPECTUS

Dated February 11, 2013

Filed Pursuant to Rule 433

Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

FREE WRITING PROSPECTUS

Dividend Capital Diversified Property Fund Inc. (the “Company”) filed a registration statement (including a prospectus) for the offering to which this communication relates. Before you invest, you should read the prospectus contained in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Company’s most recent prospectus is available at http://www.dividendcapitaldiversified.com/investor-relations/.

Alternatively, the Company or Dividend Capital Securities LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling (303) 228-2200.

The article below was originally published online by The Wall Street Journal on February 5, 2013, and also appeared in the February 6, 2013 U.S. edition of The Wall Street Journal, and references the offering of securities of the Company. The article reported on certain statements made by Jeffrey L. Johnson, Chief Executive Officer of the Company.

The article was not prepared or reviewed by the Company prior to publication. The Wall Street Journal, the publisher of the article, routinely publishes articles on business news. The Wall Street Journal is not affiliated with the Company, and no payment was made nor was any consideration given to The Wall Street Journal by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Johnson represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

The article states that the Company converted to a new model from a non-traded real estate investment trust. We believe that it is appropriate to clarify that the new model is a perpetual life vehicle structured as a real estate investment trust for tax purposes and its shares are not traded on an exchange.

Office Reunion

The Equity Office Properties gang is getting back together.

Two former top executives of the giant office landlord, which was taken private by Blackstone Group in a $39 billion deal in 2007, have joined forces to lead Dividend Capital Diversified Property Fund, a commercial-property landlord they are trying to expand.

Jeff Johnson, the former chief investment officer of Equity Office, started as Dividend’s chief executive three weeks ago, while Richard Kincaid, Equity Office’s former chief executive, has been Dividend’s chairman since the summer.

Dividend Capital has a unique financial structure, in which investors putting in at least $2,000 can buy shares, although the company isn’t publicly traded. Rather, the share price of Dividend Capital is set by a calculation of asset value that is recalculated daily.

Dividend Capital, which controls about $2.7 billion in assets, was converted to this model from a nontraded real-estate investment trust in the summer, a model that has faced scrutiny from regulators, given large losses suffered by some investors.

Now, the new leadership team has high ambitions and is seeking to raise hundreds of millions of dollars.

“I honestly think this is going to revolutionize the way investors can access high-quality real estate,” Mr. Johnson says.

—Eliot Brown